

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 5, 2015

Via E-mail
Edwin M. Starrs
Chief Executive Officer
MyECheck, Inc.
2600 E. Bidwell Street, Ste. 140
Folsom, CA 95630

> **Re: MyECheck, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed January 26, 2015**
> **File No. 000-55296**

Dear Mr. Starrs:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Where we refer to prior comments we are referring to our letter dated January 15, 2015.

General

1.   As you prepare your amended document, please be aware of the requirements set forth in Rule 8-08 of Regulation S-X regarding the age of the financial statements included in your filing. Please update your financial statements as needed to ensure they meet these requirements as of the anticipated date of automatic effectiveness of the registration statement.

Certain Relationships and Related Transactions, page 26

2.   We note your response to prior comment 7, and your disclosure that no payment will be due for one year under the agreement and that future royalties for the remaining 19 years are defined in the agreement. Your disclosure could be read to suggest that you are currently in the one-year royalty-free period under the agreement and that the agreement has 19 remaining years. While we note that Article III.1.b.of the agreement provides that "no fees shall be due to Licensor for the initial term of one (1) year," it appears that such term has ended since the agreement was entered into in 2004. Accordingly, please revise your disclosure to describe the fees payable under the royalty fee structure currently in effect. Also, please disclose the amount of any payments that have been made, or any amounts that have become payable, under the agreement, or state clearly that there have been none.

Legal Proceedings, page 26

3.   Please expand your description of the factual basis alleged to underlie your complaint described in the last paragraph on page 26 to explain how Seven Mile Securities, Titan International

Securities, Inc. and Scottsdale Capital Advisors Corporation came to be involved in your litigation with Sweetsun.

You may contact Amanda Kim, Staff Accountant at (202) 551-3241, or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Attorney-Adviser, at (202) 551-3853 or, in his absence, me at (202) 551-3483 with any other questions.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Adviser